Exhibit 4.4
DESCRIPTION OF SECURITIES
We are incorporated in the State of Delaware. The rights of our stockholders are generally covered by Delaware law and our third amended and restated certificate of incorporation (as amended, “Certificate of Incorporation”) and amended and restated bylaws (as amended, “Bylaws”). The terms of our Common Stock (as defined below) are therefore subject to Delaware law, including the Delaware General Corporation Law. Our Certificate of Incorporation and Bylaws are filed as exhibits to our Annual Report on Form 10-K. As of February 27, 2024, we have one class of securities registered under Section 12 of the Securities Exchange Act, as amended (the “Exchange Act”): our Common Stock (as defined below).
Except as otherwise indicated, the terms “AdaptHealth,” “Company,” “we,” “us” and “our” refer to AdaptHealth Corp.
Authorized and Outstanding Stock
Our Certificate of Incorporation authorizes the issuance of 305,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). As of February 23, 2024, there were 132,907,103 shares of Common Stock and 124,060 shares of Preferred Stock issued and outstanding.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.
Dividends
Holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors (“Board”) in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Common Stock unless the shares of Common Stock at the time outstanding are treated equally and identically.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, the holders of Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock, if any, have been satisfied.
Preemptive or Other Rights
Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our Common Stock.
Election of Directors
Our Board is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock
Our Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The Board is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.
Certain Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation provides that our Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at three or more annual meetings.
Our authorized but unissued Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Exclusive forum for certain lawsuits. Our Certificate of Incorporation requires, other than any claim to enforce a duty or liability created by the Exchange Act, as amended, or any other claim for which federal courts have exclusive jurisdiction, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of the State of Delaware, the stockholder bringing such suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provisions may have the effect of discouraging lawsuits against our directors and officers. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.
Special meeting of stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our chairman.
Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at a special or annual meeting of stockholders must provide timely notice of their intent in writing. Stockholders must meet specific advance notice requirements and procedures, which may limit our stockholders’ ability to bring matters before our annual meeting of stockholders or from making nominations for directors at a special or annual meeting of stockholders.